

May 9, 2014

Via E-mail
Cliff Blake
Chief Executive Officer
First Rate Staffing Corporation
2775 West Thomas Road, Suite 107
Phoenix, AZ 85018

  Re: **First Rate Staffing Corporation**
    Form 10-K for the Year Ended December 31, 2013
    Filed March 31, 2014
    File No. 000-54427

Dear Mr. Blake:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

Results of Operations and Financial Condition for the Year Ended December 31, 2013 as Compared to the Year Ended December 31, 2012, page 9

1. We note that you attribute the increase in revenue from 2012 to 2013 to the addition of eight new customers during 2013. You report a smaller operating and net loss from 2012; however it is unclear what underlying reasons accounted for the year-over-year changes in revenue and expense. In this regard, please revise to:

- clearly disclose and quantify each material factor that contributed to the change in revenue and cost of sales;
- provide insight into the underlying business drivers or conditions that contributed to these changes; and
- describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

For further guidance, please refer to Item 303 of Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Note 4. Going Concern, page 20

2. Please revise to expand your description of the financial difficulties giving rise to the going concern opinion issued by your auditors and provide a discussion of a viable plan that has the capability of removing the threat to the continuation of your business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Advisor at (202) 551-3788 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Lee W. Cassidy, Esq.
        Anthony A. Patel, Esq.
        Cassidy & Associates